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info@foleyshechter.com

www.foleyshechter.com

October 5, 2015

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jay Ingram, Legal Branch Chief, Office of Manufacturing and Construction

Re:	Content Checked Holdings, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed September 21, 2015
File No. 333-205730

Ladies and Gentlemen:

On behalf of our client, Content Checked Holdings, Inc., a Nevada corporation (the “Company”), set forth below is the response of the Company to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided by a letter dated September 28, 2015. The comment letter relates to the Company’s Amendment No. 2 to Registration Statement on Form S-1, File No. 333-205730 (“Amendment No. 2”), filed by the Company with the SEC on September 21, 2015.

For your convenience, each Staff comment is presented below in italics, with the Company’s response immediately following in regular type. Capitalized terms not otherwise defined in this letter have the meanings ascribed to them in Amendment No. 2. On the date hereof, the Company has also filed with the SEC Amendment No. 3 to Registration Statement on Form S-1 (“Amendment No. 3”).

Security Ownership of Certain Beneficial Owners and Management, page 37

1.	We note your disclosure on page 41 regarding your agreement with Mr. Finstad pursuant to which he will convert the balance owed to him under the Note (as defined on page 41) into shares of common stock. Please revise your tabular disclosure on page 38 to reflect the shares that Mr. Finstad will own following such conversion. See Item 403(b) of Regulation S-K and Instruction 2 to Item 403.

In response to the Staff’s comment, the Company has revised Amendment No. 2 to include in Amendment No. 3 an updated Security Ownership of Certain Beneficial Owners and Management discussion and tabular disclosure, which now reflects the shares that Mr. Finstad owns following such conversion. In addition, Amendment No. 3 contains related changes to reflect the correct number of shares that Mr. Finstad received as a result of such conversion.

* * *

Securities and Exchange Commission

Division of Corporation Finance

October 5, 2015

Page | 2

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Registration Statement, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at 917.688.4076 if you have any question relating to Amendment No. 2, Amendment No. 3 or this letter.

Sincerely,

/s/ Jonathan Shechter
Jonathan Shechter

cc:	Securities and Exchange Commission
Frank Pigott (Staff Attorney)

Content Checked Holdings, Inc.
Kris Finstad
David Wells

Foley Shechter LLP
Sasha Ablovatskiy